Exhibit 99.2

GOLD STANDARD VENTURES CORP.

Report of Voting Results
June 24, 2020

This report is filed pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and relates to the results of voting at the annual general and special meeting of Gold Standard Ventures Corp. (the “Company”) held on June 24, 2020 (the “Meeting”).

Description of Matter	Outcome of Vote
To elect directors for the ensuing year.	All nominees proposed by management were elected. The total number of votes cast in favour of, or withheld, for each nominee was as follows:
	Jonathan T. Awde:	Votes for	104,847,782 (98.87%)
		Votes withheld	1,194,976 (1.13%)
	D. Bruce McLeod:	Votes for	104,814,157 (98.84%)
		Votes withheld	1,228,601 (1.16%)
	Robert J. McLeod:	Votes for	104,794,582 (98.82%)
		Votes withheld	1,248,176 (1.18%)
	Jamie D. Strauss:	Votes for	104,844,412 (98.87%)
		Votes withheld	1,198,346 (1.13%)
	William E. Threlkeld:	Votes for	104,876,505 (98.90%)
		Votes withheld	1,166,253 (1.10%)
	Zara Boldt:	Votes for	104,796,060 (98.82%)
		Votes withheld	1,246,698 (1.18%)
	Ron Clayton:	Votes for	104,841,195 (98.87%)
		Votes withheld	1,201,563 (1.13%)
	Alex Morrison:	Votes for	104,840,264 (98.87%)
		Votes withheld	1,202,494 (1.13%)
To appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.	Resolution passed by the requisite majority.

Details of the voting was as follows:

	Votes for	145,642,231 (98.44%)
	Votes withheld	2,314,391 (1.56%)

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To consider and, if thought advisable, pass an ordinary resolution to approve the renewal and reconfirmation of the Company’s existing shareholder rights plan, as more particularly described in the Company’s management information circular dated May 12, 2020 (the “Information Circular”).	Resolution passed by the requisite majority.

Details of the voting was as follows:

	Votes for	104,513,313 (98.56%)
	Votes against	1,529,444 (1.44%)
To consider and, if thought advisable, pass an ordinary resolution to approve the amendment and restatement of the Company’s restricted share unit award plan, as more particularly described in the Information Circular.	Resolution passed by the requisite majority.

Details of the voting was as follows:

	Votes for	103,281,878 (97.40%)
	Votes against	2,760,880 (2.60%)
To consider and, if thought advisable, pass an ordinary resolution to approve the amendment and restatement of the Company’s stock option plan, as well as all unallocated stock options under such stock option plan, as more particularly described in the Information Circular.	Resolution passed by the requisite majority.

Details of the voting was as follows:

	Votes for	103,064,885 (97.19%)
	Votes against	2,977,873 (2.81%)

DATED this 24th day of June, 2020.

GOLD STANDARD VENTURES CORP.

By: “Glenn Kumoi”
Glenn Kumoi
VP General Counsel & Corporate Secretary

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